UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended September 30, 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and six months ended September 30, 2026.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 23, 2026, we announced our results of operations for the quarter and six months ended September 30, 2026. We issued press releases announcing our results under International Financial Reporting Standards (“IFRS”) in U.S. dollars and Indian rupees, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On October 23, 2026, we held a press conference to announce our results, which was followed by a question and answer session. The transcript of this press conference is attached to this Form  6-K as Exhibit 99.3.

We have also made available to the public on our website, www.infosys.com, a fact sheet that includes among other things a extract of our Consolidated Statement of Comprehensive Income for the quarter and six months ended September 30, 2026, and September 2025 (as per IFRS in US dollars and Indian Rupees) and quarter ended June 30, 2026 (as per IFRS in US dollars and Indian Rupees); revenue growth for the quarter ended September 30, 2026 as compared with quarter ended June 30, 2026 (in Reported and Constant currency), revenue growth for the quarter ended September 30, 2026 as compared with quarter ended September 30, 2025 (in Reported and Constant currency); revenue by business segments; revenue by client geography; client data; efforts and utilization; employee metrics; cash metrics; We have attached this fact sheet to this Form 6-K as Exhibit 99.4.

On October 23, 2026, we also held a teleconference with journalists and analysts to discuss our results. The transcripts of the teleconference are attached to this Form 6-K as Exhibit 99.5.

We placed form of releases to stock exchanges which consist of Audit report on Consolidated and Standalone financial results, Statement of Consolidated and Standalone Audited Results in compliance with Ind AS along with certain explanatory notes, Information on dividends, Audited Consolidated Segment reporting, Summary of the financial statements in US Dollar in compliance with IFRS for the quarter and six months ended September 30, 2026.

In advertisement in certain Indian newspaper we have placed extracts of Consolidated and Standalone Audited Financial Results along with certain explanatory notes and dividend information for the quarter and six months ended September 30, 2026, under Ind AS.

A copy of the release to the stock exchanges and the advertisements are attached to this Form 6-K as Exhibit 99.6.

We have made available to the public on our website, www.infosys.com, the following: Audited Interim Condensed Financial Statements in compliance with IFRS in US dollars for the quarter and six months ended September 30, 2026 along with the Auditors Report; Audited Interim Condensed Consolidated Financial Statements in compliance with IFRS in Indian Rupees for the quarter and six months ended September 30, 2026 along with the Auditors Report; Audited Interim Condensed Standalone Financial Statements in compliance with Ind AS in Indian Rupees for the quarter and six months ended September 30, 2026 along with the Auditors Report; Audited Interim Condensed Consolidated Financial Statements in compliance with Ind AS in Indian Rupees for quarter and six months ended September 30, 2026 along with the Auditors Report. We have attached these documents to this Form 6-K as Exhibits 99.7, 99.8, 99.9 and 99.10, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: October 28, 2026	Jayesh Sanghrajka Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD press release
99.2	IFRS INR press release
99.3	Transcript of October 23, 2026 press conference
99.4	Fact Sheet
99.5	Transcript of October 23, 2026 earnings call
99.6	Form of release to stock exchanges and advertisement placed in Indian newspapers
99.7	Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its Subsidiaries in compliance with International Financial Reporting Standards (IFRS) for the quarter and six months ended September 30, 2026 in US Dollars and the Auditors Report thereon.
99.8	Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its Subsidiaries in compliance with IFRS for the quarter and six months ended September 30, 2026 in Indian Rupees and the Auditors Report thereon
99.9	Audited Interim Condensed Financial Statements of Infosys Limited for the quarter and six months ended September 30, 2026 in compliance with Indian Accounting Standards (IND AS) and Auditors Report thereon
99.10

Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its subsidiaries in compliance with IND AS for the quarter and six months ended September 30, 2026 and Auditors Report thereon